February 12, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F. Street, N.E.

Washington, DC 20549

Re:	Post-Effective Amendment No. 52 Filing Pursuant to Rule 485(a)

Securian Funds Trust

File Numbers: 002-96990 and 811-04279

Dear Ladies and Gentlemen:

The accompanying post-effective amendment No. 52 to the Registration Statement on Form N-1A for Securian Funds Trust (the “Trust”) is being filed electronically with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), and, because it reflects the addition of four new series, it is proposed to go effective May 1, 2014 pursuant to Rule 485(a)(2). Apart from the addition of the new series, this amendment also reflects other changes that would require a filing pursuant to Rule 485(a)(1).

The accompanying post-effective amendment is a “narrative only” filing. Financial data will be provided in a subsequent post-effective amendment filed prior to May 1, 2014, pursuant to paragraph (b) of Rule 485.

The enclosed post-effective amendment to the Registration Statement on behalf of the Trust primarily reflects the addition to the Trust of four new series: (i) SFT Ivy® Growth Fund (“Ivy Growth”); (ii) SFT Ivy® Small Cap Growth Fund (“Ivy Small Cap”); (iii) SFT Pyramis® Core Equity Fund (“Pyramis Core”); and (iv) SFT T. Rowe Price Value Fund (“T. Rowe Price Value”).

Ivy Growth is sub-advised by Waddell & Reed Investment Management Company (“WRIMCO”), and has investment policies and strategies that are substantially similar to those for another fund managed by WRIMCO, the Ivy Funds VIP Growth Portfolio, a series of the Ivy Funds Variable Insurance Portfolios. Disclosures included in this amendment in connection with Ivy Growth are also substantially similar to those for the Ivy Funds VIP Growth Portfolio.

Ivy Small Cap is also sub-advised by WRIMCO, and has investment policies and strategies that are substantially similar to those for another fund managed by WRIMCO, the Ivy Funds VIP Small Cap Growth Portfolio, a series of the Ivy Funds Variable Insurance Portfolios. Disclosures included in this amendment in connection with Ivy Small Cap Growth are substantially similar to those for the Ivy Funds VIP Small Cap Growth Portfolio.

Pyramis Core is sub-advised by Pyramis Global Advisors, LLC (“Pyramis”), which operates as a subsidiary of Fidelity Investment. Pyramis Core has investment policies and strategies that are substantially similar to those for the Fidelity VIP Contrafund, a series of the Fidelity Variable Insurance Products Fund II. Fidelity VIP Contrafund is managed by FMR Co., Inc., an affiliate of Pyramis, but the disclosures included in this amendment for Pyramis Core are substantially similar to those for the Fidelity VIP Contrafund.

T. Rowe Price Value is sub-advised by T. Rowe Price Associates, Inc. (“T. Rowe Price”), and has investment policies and strategies that are substantially similar to those for another fund managed by T. Rowe Price, the T. Rowe Price Value Fund, Inc. Disclosures included in this amendment for T. Rowe Price Value are substantially similar to those for the T. Rowe Price Value Fund, Inc.

Securities and Exchange Commission

February 12, 2014

Material disclosure changes affecting other Funds in the Trust are also reflected in the accompanying amendment, including changes that relate to the SFT Advantus International Bond Fund, for which Franklin Advisers, Inc. (“Franklin”) serves as the investment sub-adviser. The SFT Advantus International Bond Fund is managed in a manner substantially identical to a similar fund also managed by Franklin (the Templeton Global Bond Fund), and disclosure changes made in relation to the SFT Advantus International Bond Fund are intended to align its disclosure with those of the Templeton Global Bond Fund.

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, the Trust hereby acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filling.

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding this filing may be directed to the undersigned by telephone at 651-665-4872 or by e-mail at eric.bentley@securian.com.

Sincerely,

/s/ Eric J. Bentley

Eric J. Bentley

Second Vice President

EJB:tmy

cc:	Michael J. Radmer, Esq.

Dorsey & Whitney LLP